Exhibit 99.2
July 23, 2008
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars, except per unit amounts)	2008	2007	2008	2007

Revenues	$815.6	$418.3	$1,147.6	$768.8

Expenses
Cost of product sold	175.1	148.8	334.7	278.8
Transportation	153.5	130.2	282.1	237.6
Selling, general and administration	13.3	9.1	22.9	14.8
Depreciation and depletion	14.7	13.4	29.2	25.5

	356.6	301.5	668.9	556.7

Income from operations	459.0	116.8	478.7	212.1

Other income (expense)
Interest expense	(3.3)	(4.7)	(7.8)	(9.7)
Other items, net (note 4)	(22.4)	88.9	(34.0)	88.1

Income before taxes	433.3	201.0	436.9	290.5

Income tax expense (note 5)	60.3	94.6	63.4	107.3

Net income from continuing operations	373.0	106.4	373.5	183.2

Income from discontinued operation — NYCO (note 13)	—	10.6	—	10.8

Net income	$373.0	$117.0	$373.5	$194.0

Other comprehensive loss (note 12)	—	(8.3)	—	(4.5)

Comprehensive income	$373.0	$108.7	$373.5	$189.5

Weighted average number of units outstanding (millions) (note 11)
Basic	148.9	147.4	148.8	147.2
Diluted	148.9	147.4	148.8	147.3

Basic and diluted amounts per unit
Net income from continuing operations	$2.51	$0.72	$2.51	$1.24
Net income from discontinued operation — NYCO	$—	$0.07	$—	$0.07

Net income	$2.51	$0.79	$2.51	$1.31

CONSOLIDATED STATEMENTS OF ACCUMULATED EARNINGS
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Balance — beginning of period	$2,006.4	$1,749.6	$2,005.9	$1,672.6

Net income	373.0	117.0	373.5	194.0

Balance — end of period	$2,379.4	$1,866.6	$2,379.4	$1,866.6

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.

July 23, 2008
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Operating activities
Net income from continuing operations	$373.0	$106.4	$373.5	$183.2
Items not using (providing) cash:
Depreciation and depletion	14.7	13.4	29.2	25.5
Loss (gain) on disposal of capital assets	(0.1)	(2.4)	(0.1)	(2.3)
Provision for asset retirement obligations, net	1.2	0.2	1.7	1.1
Increase (decrease) in unrealized losses on foreign exchange forward contracts	25.5	(58.0)	65.0	(65.1)
Unrealized foreign exchange loss (gain) on long-term debt	(2.6)	(22.8)	8.6	(25.9)
Future income tax expense	8.5	80.0	7.6	80.9
Other items, net	1.6	3.3	3.4	3.7
Non-controlling interest	5.6	1.0	5.5	2.0
Operating cash flow from discontinued operation — NYCO	—	0.5	—	(0.3)

	427.4	121.6	494.4	202.8

Decrease (increase) in non-cash working capital	(186.5)	18.2	(210.3)	10.2

Cash from operating activities	240.9	139.8	284.1	213.0

Investing activities
Additions to capital assets	(30.8)	(13.7)	(57.0)	(19.9)
Proceeds on disposal of capital assets	0.4	3.0	0.4	3.5
Other investing activities, net	(1.1)	0.2	(1.1)	0.1
Investing cash flow from discontinued operation — NYCO	—	33.8	—	33.7

Cash from (used in) investing activities	(31.5)	23.3	(57.7)	17.4

Financing activities
Distributions paid	(74.3)	(84.6)	(152.9)	(224.3)
Proceeds from distribution reinvestment plan (note 11)	13.9	—	27.4	—
Increase in long-term debt	25.0	0.2	25.0	0.2
Other financing activities, net	(3.9)	(2.3)	(4.7)	(3.6)

Cash used in financing activities	(39.3)	(86.7)	(105.2)	(227.7)

Increase in cash and cash equivalents	170.1	76.4	121.2	2.7

Cash and cash equivalents — beginning of period	102.6	70.9	151.5	144.6

Cash and cash equivalents — end of period	$272.7	$147.3	$272.7	$147.3

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

July 23, 2008
CONSOLIDATED BALANCE SHEETS
(unaudited)

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Assets

Current assets
Cash and cash equivalents	$272.7	$151.5
Accounts receivable	294.7	72.4
Fair value of foreign exchange forward contracts	—	38.7
Inventory	152.9	134.0
Prepaid expenses	6.6	4.9

	726.9	401.5

Capital assets	686.4	652.8

Goodwill	12.9	12.9

Other assets	19.9	19.6

	$1,446.1	$1,086.8

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$149.7	$111.5
Fair value of foreign exchange forward contracts	26.3	—
Income taxes payable	16.8	18.3
Distributions payable	372.3	78.6
Current portion of long-term debt (note 6)	1.5	1.6

	566.6	210.0

Long-term debt (note 6)	313.8	280.9

Other long-term liabilities (note 7)	165.2	157.2

Future income taxes (note 5)	134.4	126.9

	1,180.0	775.0

Commitments and contingencies (note 8)

Unitholders’ equity (note 11)

Trust units	426.7	399.3
Accumulated earnings	2,379.4	2,005.9
Accumulated cash distributions	(2,540.0)	(2,093.4)
Accumulated other comprehensive income (note 12)	—	—

	266.1	311.8

	$1,446.1	$1,086.8

The accompanying notes to the unaudited consolidated financial statements are an integral part of these statements.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
1. STRUCTURE OF FORDING CANADIAN COAL TRUST AND NATURE OF OPERATIONS
Fording Canadian Coal Trust (the Trust) is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. Elk Valley Coal owns and operates six metallurgical coal mines in British Columbia and Alberta. The Trust previously held a 100% interest in NYCO, which was sold in June 2007 and is accounted for as a discontinued operation in the consolidated financial statements. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
Elk Valley Coal is a general partnership between Fording LP and affiliates of Teck Cominco Limited (Teck Cominco). Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of the Trust and Teck Cominco. The consolidated financial statements of the Trust reflect its proportionate interest in Elk Valley Coal.
These consolidated financial statements should be read in conjunction with the Trust’s 2007 annual consolidated financial statements and notes thereto and other public disclosure documents of the Trust.
The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates. A discussion of the accounting estimates that are significant in determining the Trust’s financial results is contained in the Management’s Discussion and Analysis for 2007.
2. SIGNIFICANT ACCOUNTING POLICIES
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as described in the Trust’s annual financial statements for 2007, except as discussed in note 3. Certain of the comparative figures have been reclassified to conform to the current year presentation.
3. CHANGES IN ACCOUNTING POLICIES
Inventories
The Trust adopted CICA Handbook Section 3031, Inventories, effective January 1, 2008. Section 3031 provides new guidelines for accounting for inventories. The adoption of Section 3031 did not have a material impact on the consolidated financial statements of the Trust.
Financial instruments
The Trust adopted CICA Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation, effective January 1, 2008. Additional quantitative and qualitative information regarding the Trust’s financial instruments and the associated risks is provided in note 9.
Capital disclosures
The Trust adopted CICA Handbook Section 1535, Capital Disclosures, effective January 1, 2008. This section requires the Trust to disclose its objectives and requirements for managing its capital. This new disclosure is provided in note 10.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Goodwill and intangible assets
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets and is effective for the Trust beginning January 1, 2009. Concurrent with the adoption of this standard, Emerging Issues Committee Abstract EIC-27, Revenues and Expenditures in the Pre-operating Period, will be withdrawn. This will result in a change to the Trust’s accounting for the start up of mining operations, as pre-commercial production costs will no longer be capitalized as an asset. As the change must be applied retroactively, the Trust is currently assessing the impact of this new standard on the consolidated financial statements.
International Financial Reporting Standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable to the Trust for the year beginning January 1, 2011. The Trust is currently in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impacts on the consolidated financial statements of converting to IFRS are unknown at this time.
4. OTHER ITEMS, NET

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Interest and investment income	$2.1	$1.4	$3.3	$2.6
Foreign exchange gains (losses) from financial instruments:
Foreign exchange gain (loss) on revaluation of U.S. dollar-denominated accounts receivable	1.4	(9.3)	5.0	(10.3)
Unrealized foreign exchange gain (loss) on revaluation of U.S. dollar-denominated long-term debt	2.6	22.8	(8.6)	25.9
Realized gain on foreign exchange forward contracts	2.5	15.0	37.3	5.3
Changes in unrealized gains or losses on foreign exchange forward contracts	(25.5)	58.0	(65.0)	65.1
Other	(5.5)	1.0	(6.0)	(1.5)

	$(22.4)	$88.9	$(34.0)	$88.1

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
5. INCOME TAXES
Income tax expense is comprised of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Current income tax expense:
Canadian corporate income taxes	$—	$—	$0.7	$0.2
Provincial mineral taxes and Crown royalties	51.8	14.6	55.1	26.2

	51.8	14.6	55.8	26.4

Future income tax expense (reversal):
Canadian corporate income taxes	0.1	79.3	(2.4)	79.3
Provincial mineral taxes and Crown royalties	8.4	0.7	10.0	1.6

	8.5	80.0	7.6	80.9

Total income tax expense	$60.3	$94.6	$63.4	$107.3

The following table reconciles the income tax expense calculated using statutory tax rates to the actual income tax expense.

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Expected income tax expense at Canadian statutory tax rate of 39% (2007 - 39%)	$169.0	$83.3	$170.4	$118.2

Increase (decrease) in taxes resulting from:
Allocation of net income to unitholders	(169.0)	(83.3)	(170.4)	(118.0)
Provincial mineral taxes and Crown royalties	60.2	15.3	65.1	27.8
Future Canadian corporate income taxes recognized as a result of the taxation change	0.1	79.3	(2.4)	79.3
Other	—	—	0.7	—

Income tax expense	$60.3	$94.6	$63.4	$107.3

The temporary differences comprising the future income tax assets and liabilities are as follows:

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Future income tax assets:
Asset retirement obligations	$49.6	$48.2
Other	9.3	12.6

	58.9	60.8

Future income tax liabilities:
Capital assets carrying value in excess of tax basis	193.3	187.7

Net future income tax liabilities	$134.4	$126.9

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
6. LONG-TERM DEBT AND BANKING FACILITIES

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Long-term debt
Five-year bank credit facilities:
US$283.0 million in LIBOR rate loans with an average interest rate of 3.2% (2007 - 5.5%)	$288.3	$279.6
Revolving banker’s acceptances bearing an average interest rate of 3.8%	25.0	—

Other debt	2.0	2.9

	315.3	282.5

Less current portion	(1.5)	(1.6)

	$313.8	$280.9

The Trust and Elk Valley Coal together have a five-year revolving bank credit facility with a syndicate of banks that will mature on February 11, 2012. The banks have committed up to $400.0 million to the Trust and up to $200.0 million to Elk Valley Coal, of which the Trust’s share is $120.0 million.
At June 30, 2008, the Trust’s share of other uses of the bank credit facility in the form of issued and outstanding letters of credit and guarantees was $35.1 million. The Trust’s share of unused bank facilities at June 30, 2008 was $171.6 million.
In addition to the bank credit facility, Elk Valley Coal has a separate unsecured credit line for the purpose of issuing letters of credit. At June 30, 2008, the Trust’s share of letters of credit issued and outstanding under this credit line was $11 million.
7. OTHER LONG-TERM LIABILITIES

	June 30	December 31
(millions of Canadian dollars)	2008	2007

Asset retirement obligations	$123.5	$119.9
Pension and other post-retirement benefits	31.6	29.0
Non-controlling interest	8.2	6.4
Other, net	1.9	1.9

	$165.2	$157.2

Pension and other post-retirement benefits
Substantially all employees participate in either a defined benefit or defined contribution plan. The pension expense for the three and six month periods ended June 30, 2008 was $4.6 million and $9.5 million, respectively (2007 – $5.4 million and $10.5 million, respectively).
8. COMMITMENTS AND CONTINGENCIES
Neptune Terminals guarantee
By virtue of its 46% ownership interest in Neptune Bulk Terminal (Canada) Ltd. (Neptune Terminals), Elk Valley Coal is contingently obligated for its share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these contingent obligations was $16.3 million as at June 30, 2008.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Foreign exchange forward contracts
At June 30, 2008, the Trust had outstanding foreign exchange forward contracts totalling US$2,502 million at an average contracted exchange rate of US$0.99. All of the contracts mature prior to March 31, 2009. As of June 30, 2008, the fair value of the outstanding contracts was an unrealized loss of $26.3 million, which is recorded as a current liability in the consolidated balance sheet. As at June 30, 2008, the U.S./Canadian dollar exchange rate was US$0.98.
9. ACCOUNTING FOR FINANCIAL INSTRUMENTS
The Trust’s financial instruments include cash and cash equivalents, accounts receivable and payable, derivative financial instruments, distributions payable, and long-term debt. The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, and distributions payable recorded on the consolidated balance sheet are reasonable estimates of their fair values due to the relatively short periods to maturity and the commercial terms of these instruments. The carrying amount of the Trust’s long-term debt approximates fair value due to the floating interest rate on the debt.
Cash and cash equivalents are classified as held-to-maturity and are recorded at amortized cost on the consolidated balance sheet. Accounts receivable are classified as loans and receivables and are also recorded at amortized cost.
Derivative financial instruments, which consist of foreign exchange forward contracts, are classified as held-for-trading and are recorded at fair value on the consolidated balance sheet. Fair value is measured using the quoted market rate for forward contracts of a similar maturity date.
Accounts payable, distributions payable, and long-term debt are classified as other financial liabilities and are recorded at amortized cost. The Trust’s principal financial liability is its long-term debt and substantially all of the interest expense reported in the consolidated statements of income and comprehensive income is associated with this long-term debt.
Gains or losses and fees associated with all financial instruments are included in Other items, net in the consolidated statements of income and comprehensive income.
Financial instruments risk exposure and management
The Trust is exposed to various risks associated with its financial instruments. These risks are categorized as credit risk, liquidity risk and market risk.
Credit risk
The Trust is exposed to credit losses in the event of non-payment of accounts receivable by Elk Valley Coal’s customers. However, Elk Valley Coal normally sells to large, well established customers of high credit quality. In addition, Elk Valley Coal obtains, to the extent practical, either export or domestic trade credit insurance or confirmed irrevocable letters of credit as security for all accounts receivable. The export trade credit insurance is provided by a Canadian Crown corporation and the domestic trade credit insurance is provided by one of the largest private trade credit insurance providers in the world. The likelihood of default by these insurance providers is considered by Elk Valley Coal to be remote. For confirmed irrevocable letters of credit, Elk Valley Coal requires that they be issued by a major international bank of high credit quality. The maximum credit risk that the Trust is exposed to by way of its accounts receivable is equal to the carrying amount of $294.7 million at June 30, 2008. The Trust believes that it has no significant concentrations of credit risk related to its accounts receivable.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
The Trust is also exposed to credit risk associated with the performance of counterparties to its foreign exchange forward contracts. This risk is mitigated by entering into contracts with several different financial institutions that are of high credit quality. The Trust believes that it has no significant concentrations of credit risk related to its foreign exchange forward contracts.
As of June 30, 2008 there are no financial assets that the Trust deems to be impaired or that are past due according to their terms and conditions.
Liquidity risk
Liquidity risk is the risk that the Trust will encounter difficulty in meeting obligations associated with its financial liabilities. The table below summarizes the future undiscounted cash flow requirements for financial liabilities at June 30, 2008:

	less than	less than	less than
(millions of Canadian dollars)	1 month	1 year	5 years	Total

Accounts payable and accrued liabilities	$149.7	$—	$—	$149.7
Distributions payable	372.3	—	—	372.3
Long-term debt	—	1.5	313.8	315.3

	$522.0	$1.5	$313.8	$837.3

For a description of how the Trust manages its liquidity to ensure it can meet its short and long-term obligations, please refer to the Liquidity and Capital Resources section of the Trust’s 2007 Management’s Discussion and Analysis dated March 14, 2008 and the Management’s Discussion and Analysis for the second quarter of 2008 included in this earnings report.
Market risk
The significant market risk exposures affecting the financial instruments held by the Trust are those related to foreign currency exchange rates and interest rates which are explained as follows:
Foreign currency exchange rates
The Trust’s U.S. dollar-denominated accounts receivable, foreign exchange forward contracts and long-term debt are exposed to foreign currency exchange rate risk because the value of these financial instruments will fluctuate with changes in the U.S./Canadian dollar exchange rate. For each US$0.01 decrease in the U.S./Canadian dollar exchange rate (i.e. the U.S. dollar strengthening against the Canadian dollar), the net value of the Trust’s financial instruments outstanding as of June 30, 2008 would decrease by approximately $28.8 million, which would be charged to net income.
Interest rates
The Trust is exposed to interest rate risk on its long-term debt and, to a minor extent, on its interest bearing investments in cash and cash equivalents. The Trust’s long-term debt bears a floating interest rate that is derived from the London Interbank Offered Rate (LIBOR). A 1% (i.e. 100 basis point) increase in LIBOR would have caused interest expense for the three month period ended June 30, 2008 to increase by approximately $0.7 million.
Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
10. CAPITAL DISCLOSURES
The capital structure of the Trust consists of long-term debt and unitholders’ equity, which is comprised of issued units and accumulated earnings, less accumulated cash distributions.
Due to the nature of the Trust and its formation, including the requirement under the Declaration of Trust to pay annual distributions in an amount sufficient to ensure the Trust is not liable under currently applicable income tax legislation for corporate income taxes, the amount of unitholders’ equity tends to be relatively low. In addition, the Trust’s investment in a cyclical resource business results in volatility in its net income and cash flows. As a result of these factors, the Trust’s borrowing capacity is determined based on its earnings and cash flows as opposed to debt-to-equity ratios. The Trust’s objective is to maintain debt levels relative to its earnings and cash flows such that the debt could be considered equivalent to investment-grade.
A distribution reinvestment plan was implemented during 2007 that has the effect of increasing units outstanding over time as additional units are issued each quarter in lieu of cash distributions. For the second quarter 2008 distribution to be paid in July 2008, unitholders representing approximately 25% of the Trust’s outstanding units elected to participate in the distribution reinvestment plan.
Under the syndicated bank credit facility, the Trust is required to comply with certain ratios of debt to earnings before interest, taxes, depreciation, depletion and amortization (EBITDA) and EBIDTA to interest expense. To date, the Trust has complied with these externally imposed capital requirements.
The Trust will become subject to Canadian corporate income taxes beginning in 2011 based on changes to Canadian income tax legislation that will become applicable to the Trust at that time. This may result in changes to the capital structure of the Trust or the nature of the Trust itself.
11. UNITHOLDERS’ EQUITY
Units issued and outstanding

	Three months ended		Six months ended
	June 30, 2008		June 30, 2008
(in millions of units and Canadian dollars)	Units	Amount	Units	Amount

Balance, beginning of period	148.7	$412.8	148.3	$399.3
Units issued under distribution reinvestment plan	0.2	13.9	0.6	27.4

Balance, end of period	148.9	$426.7	148.9	$426.7

At June 30, 2008, there were approximately 18,600 options outstanding to purchase units, all of which are fully vested. The options have a weighted average exercise price of $3.94 per unit and the remaining weighted average contractual life is 2.0 years.
Accumulated distributions to unitholders

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Opening accumulated cash distributions	$2,167.7	$1,830.2	$2,093.4	$1,734.6
Distributions declared and payable	372.3	95.9	446.6	191.5

Closing accumulated cash distributions	$2,540.0	$1,926.1	$2,540.0	$1,926.1

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
Earnings per unit
For the periods presented, in calculating diluted earnings per unit, net income remains unchanged from the basic earnings per unit calculation and the number of units outstanding is increased for the dilutive effect of outstanding unit options. The treasury stock method is used to determine the dilutive effect of unit options and other dilutive instruments.
Distribution reinvestment plan
Approximately 241,000 units were issued under the distribution reinvestment plan during the quarter ended June 30, 2008 in lieu of cash distributions of $13.9 million. In addition, approximately 1.3 million units were issued in July 2008 in lieu of cash distributions of $93.0 million.
In 2007, distribution payments were reflected in the consolidated statements of cash flows net of reinvestments under the distribution reinvestment plan. Effective January 1, 2008, the proceeds from the distribution reinvestment plan are shown as a separate cash inflow in the consolidated statements of cash flows.
12. ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income is made up of the following components:

	Three months ended		Six months ended
	June 30		June 30
(millions of Canadian dollars)	2008	2007	2008	2007

Accumulated other comprehensive income, beginning of period:
Foreign currency translation account balance	$—	$8.3	$—	$4.5
Other comprehensive income (loss):
Settlement of foreign exchange forward contracts outstanding on January 1, 2007	—	—	—	4.5
Release of foreign currency translation account balance on the sale of NYCO	—	(6.8)	—	(6.8)
Foreign currency translation adjustments related to NYCO	—	(1.5)	—	(2.2)

Accumulated other comprehensive income, end of period	$—	$—	$—	$—

Fording Canadian Coal Trust

Notes to Consolidated Financial Statements
(unaudited)	July 23, 2008
13. DISCONTINUED OPERATION — NYCO
The sale of NYCO was completed in June 2007. For accounting purposes, NYCO is classified as a discontinued operation.
Income from discontinued operation for the three and six month periods ended June 30, 2007 was as follows:

	June 30, 2007
	Three months	Six months
(millions of Canadian dollars)	ended	ended

Revenues	$7.8	$19.4
Cost of product sold	(5.4)	(13.6)
Transportation	(1.6)	(3.7)
Selling, general and administration	(1.0)	(0.7)
Depreciation and depletion	(0.5)	(1.5)

Loss from operations	(0.7)	(0.1)

Gain on sale of NYCO	4.0	4.0
Release of foreign currency translation account balance on sale of NYCO	6.8	6.8
Income tax recovery	0.5	0.1

Income from discontinued operation	$10.6	$10.8

14. RELATED PARTY TRANSACTIONS
Elk Valley Coal has entered into agreements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. The Trust’s share of related party revenues for the first half of 2008 were $1.5 million (2007 — $2.1 million). Expenses paid to Teck Cominco for management services were recorded at the exchange amounts, the Trust’s share of which was $0.3 million in the first half of 2008 (2007 — $0.3 million).
Teck Cominco arranges insurance coverage on behalf of Elk Valley Coal with arm’s length insurance providers. During 2008, Elk Valley Coal began paying premiums for certain types of insurance coverage at market rates to an affiliate of Teck Cominco, the Trust’s share of which totaled $2.8 million for the first half of 2008.
As at June 30, 2008, related party accounts receivable with Teck Cominco were $0.3 million (December 31, 2007 — $0.4 million) and related party accounts payable were $0.8 million (December 31, 2007 — $0.1 million).
In the normal course of operations Elk Valley Coal makes shipments of coal on a cost of service basis through Neptune Terminals, a co-operative entity in which Elk Valley Coal holds a 46% equity interest. The Trust’s share of these costs are included in transportation costs and totaled $6.8 million during the first half of 2008 (2007 — $6.2 million).
Fording Canadian Coal Trust